EXHIBIT 99.3
                                                                  ------------


                      MANAGEMENT'S DISCUSSION & ANALYSIS

The following Management's Discussion and Analysis ("MD&A"), dated as of March 7, 2006, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund", "us", "we"
or  "our")  for the  year  ended  December  31,  2005  and  should  be read in conjunction with the audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

NON-GAAP MEASURES

The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and per Trust Unit, cash netbacks, and payout ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations as presented is based on cash provided by operating activities before changes in non-cash working capital and expenditures on asset retirement. Funds from operations per Trust Unit is based on the number of Trust Units outstanding at each cash distribution record date. Both cash netbacks and payout ratio are dependent on the determination of funds from operations. Cash netbacks include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Payout ratio represents the cash distributions declared for the period as a percentage of funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

                                                 YEAR ENDED           YEAR ENDED
($000)                                        DECEMBER 31, 2005    DECEMBER 31, 2004
------------------------------------------------------------------------------------
Cash provided by operating activities           $     186,606       $    125,325
Expenditures on asset retirement                        2,025                673
Changes in non-cash working capital                    22,910                480
------------------------------------------------------------------------------------
FUNDS FROM OPERATIONS                           $     211,541       $    126,478
------------------------------------------------------------------------------------

FORWARD-LOOKING INFORMATION

The information in this report contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the  use  of  words  such  as  "seek",  "anticipate",  "plan",  "continue",
"estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.


                       Advantage Energy Income Fund - 1

OVERVIEW

                                        THREE MONTHS ENDED                         YEAR ENDED
                                           DECEMBER 31                             DECEMBER 31
                                       2005           2004     % CHANGE        2005          2004      % CHANGE
---------------------------------------------------------------------------------------------------------------
Funds from operations ($000)        $  60,906     $ 34,811          75%     $ 211,541     $ 126,478         67%
   per Trust Unit(1)                $    1.06     $   0.75          41%     $    3.72     $    3.05         22%
Net income ($000)                   $  25,846     $  4,855         432%     $  75,072     $  24,038        212%
   per Trust Unit  - Basic          $    0.45     $   0.11         309%     $    1.33     $    0.59        125%
                   - Diluted        $    0.45     $   0.11         309%     $    1.32     $    0.58        128%

 (1) Based on Trust Units outstanding at each cash distribution record date.

Funds from operations increased 75% for the three months and 67% for the year ended December 31, 2005, as compared to the same periods of 2004. The growth in funds from operations has been primarily due to increased production through acquisitions and development activity combined with continued strong commodity prices. These factors have also positively impacted net income which increased 432% for the three months and 212% for the year ended December 31, 2005, as compared to 2004. Net income per Trust Unit increased 309% for the three months and 125% for the year ended December 31, 2005. The primary factor that causes significant variability of Advantage's funds from operations, cash flows and net income is commodity prices. Refer to the section "Commodity Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

CASH DISTRIBUTIONS

                                        THREE MONTHS ENDED                         YEAR ENDED
                                           DECEMBER 31                             DECEMBER 31
                                       2005           2004     % CHANGE        2005          2004      % CHANGE
---------------------------------------------------------------------------------------------------------------
Cash distributions declared ($000)  $  43,265     $ 35,208          23%     $ 177,366     $ 117,655         51%
   per Trust Unit(1)                $    0.75     $   0.75           -      $    3.12     $    2.82         11%
Payout ratio (%)                          71%         101%         (30)%          84%           93%        (9)%

(1) Based on Trust Units outstanding at each cash distribution record date.

Cash distributions are determined by Management and the Board of Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. Cash distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements. The level of cash distributions are primarily determined by cash flows received from the production of oil and natural gas from existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, our cash distributions will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. Therefore, cash distributions are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly cash distributions we pay to Unitholders are highly dependent upon the prices received for such oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. Declines in oil or natural gas prices will have an adverse effect upon our operations, financial condition, reserves and ultimately on our ability to pay distributions to Unitholders. It is our long-term objective to provide stable and sustainable cash distributions to the Unitholders. However, it is also our objective to continue growing the Fund.

Total distributions increased 23% for the three months ended and 51% for the year ended December 31, 2005. The higher total distributions reflect the continued growth and development of the Fund. Cash distributions per Trust Unit were $0.75 for the three months ended December 31, 2005 and 2004. For the year ended December 31, 2005, cash distributions per Trust Unit were $3.12, representing an increase of 11% compared to 2004. The increase in annual distributions per Trust Unit was primarily achievable due to the significant increase in funds from operations. Funds from operations per Trust Unit was $1.06 for the three months and $3.72 for the year ended December 31, 2005, representing increases of 41% and 22%, respectively. The considerably higher funds from operations have allowed us to sustain a higher level of distributions to the Unitholder while also reducing the payout ratio to 71%


                       Advantage Energy Income Fund - 2
for the three months ended December 31, 2005. During the fourth quarter and the year ended December 31, 2005, funds from operations were reduced by $7.1 million and $14.0 million, respectively, for realized hedging losses. Excluding these realized hedging losses, Advantage's payout ratio for the fourth quarter would have been 64% and 79% for the year ended December 31, 2005. The hedges were concluded October 31, 2005 which allowed the Fund to realize the full benefit of the resulting high commodity prices during the remainder of the fourth quarter of 2005.

For Canadian holders of Advantage Trust Units, the distributions paid for 2005 were 60% non-taxable return of capital and 40% taxable. For U.S. unitholders, distributions paid during 2005 were 56% non-taxable return of capital and 44% taxable. All Unitholders of the Fund are encouraged to consult their tax advisors as to the proper treatment of Advantage distributions for income tax purposes.

REVENUE

                                          THREE MONTHS ENDED                         YEAR ENDED
                                             DECEMBER 31                             DECEMBER 31
($000)                                   2005         2004      % CHANGE         2005          2004      % CHANGE
-----------------------------------------------------------------------------------------------------------------
Natural gas excluding hedging         $  78,001     $ 51,539         51%      $ 238,902     $  181,571        32%
Realized hedging losses                  (6,749)      (4,294)        57%        (10,063)        (9,711)       4%
-----------------------------------------------------------------------------------------------------------------
Natural gas including hedging         $  71,252     $ 47,245         51%      $ 228,839     $  171,860        33%
-----------------------------------------------------------------------------------------------------------------
Crude oil and NGLs excluding hedging  $  39,318     $ 29,497         33%      $ 151,639     $   69,621       118%
Realized hedging losses                    (398)           -          -          (3,906)             -         -
-----------------------------------------------------------------------------------------------------------------
Crude oil and NGLs including hedging  $  38,920     $ 29,497         32%      $ 147,733     $   69,621       112%
-----------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                         $ 110,172     $ 76,742         44%      $ 376,572     $  241,481        56%
-----------------------------------------------------------------------------------------------------------------

Petroleum and natural gas revenues have increased significantly for the three months and year ended December 31, 2005. The main contributing factors include increased crude oil and natural gas liquids ("NGLs") production and the considerable strength of commodity prices. The increased revenues have been partially offset by realized hedging losses experienced during the applicable periods. The hedges were concluded October 31, 2005.

PRODUCTION

                                          THREE MONTHS END                           YEAR ENDED
                                              DECEMBER 31                            DECEMBER 31
                                         2005          2004       % CHANGE        2005         2004      % CHANGE
------------------------------------------------------------------------------------------------------------------
Natural gas (mcf/d)                     72,587        84,336          (14)%      78,561        77,188         2%
Crude oil (bbls/d)                       5,900         5,723           3%         5,854         3,340         75%
NGLs (bbls/d)                            1,206         1,092           10%        1,175           744         58%

------------------------------------------------------------------------------------------------------------------
TOTAL (BOE/D)                           19,204        20,871          (8)%       20,123        16,949         19%
------------------------------------------------------------------------------------------------------------------

Natural gas (%)                           63%           67%           (4)%         65%           76%         (11)%
Crude oil (%)                             31%           28%            3%          29%           20%          9%
NGLs (%)                                  6%            5%             1%          6%            4%           2%

Natural gas production decreased 14% for the three months and was modestly higher for the year ended December 31, 2005, as compared to 2004. Crude oil production increased 3% for the three months and 75% for the year ended December 31, 2005. NGLs production increased 10% for the three months and 58% for the year ended December 31, 2005. The Fund's total daily production averaged 19,204 boe/d for the fourth quarter, a decrease of 8%, and 20,123 boe/d for the year ended December 31, 2005, an increase of 19%, as compared to the same periods of 2004. Due to the Fund's active capital development program, production additions have been partially offset by high initial production declines that are normally experienced with new production. This situation is clearly evident from the 8% decrease in production for the fourth quarter of 2005 as compared to the prior year. A significant portion of this decline was attributable to the areas of Bantry, Medicine Hat, and Shouldice where Advantage pursued an intense 2004 drilling program. However, as the areas mature, per well production levels will stabilize with lower rates of decline. Furthermore, Advantage disposed of some minor non-core areas in 2005 that attributed to 2% of the decrease. Additional production challenges


                       Advantage Energy Income Fund - 3
encountered by Advantage through 2005, as well as the entire sector, has included delays in production additions due to extremely wet field conditions during the spring of 2005, plant turnarounds, maintenance programs and drilling and service rig availability.

The growth in annual production from 2004 was primarily the result of the property acquisition from Anadarko Canada Corporation ("Anadarko") on September 15, 2004 and the acquisition of Defiant Energy Corporation ("Defiant") on December 21, 2004. Production increases were also realized due to Advantage's ongoing development program, especially relating to production additions at Nevis, Alberta. Advantage's production continues to be primarily natural gas weighted representing 63% of total production. However, crude oil and NGLs production has increased to 37% of total production in the fourth quarter of 2005. This has enabled the Fund to benefit from the significant increase in crude oil commodity prices that has occurred over that period of time. Advantage exited 2005 producing approximately 72.4 mmcf/d of natural gas, 5,900 bbls/d of crude oil, and 1,200 bbls/d of NGLs resulting in total estimated production of 19,200 boe/d.


COMMODITY PRICES AND MARKETING

NATURAL GAS
                                        THREE MONTHS ENDED                          YEAR ENDED
                                           DECEMBER 31                             DECEMBER 31
($/MCF)                                2005          2004        % CHANGE      2005         2004      % CHANGE
--------------------------------------------------------------------------------------------------------------
Realized natural gas prices
     Excluding hedging                $11.68        $ 6.64            76%     $ 8.33        $ 6.43         30%
     Including hedging                $10.67        $ 6.09            75%     $ 7.98        $ 6.08         31%

AECO monthly index                    $11.68        $ 7.09            65%     $ 8.49        $ 6.79         25%

Realized natural gas prices, excluding hedging, increased 76% for the three months and 30% for the year ended December 31, 2005, as compared to 2004. The most significant development during the year that placed increased pressure on natural gas prices was Hurricanes Katrina and Rita that ravaged the Gulf of Mexico during the third quarter. Significant damage was sustained by drilling platforms, production facilities, refineries and other facilities throughout the region. Production has been slow to recover and supply concerns continue with as much as 20% of production from the region still shut-in at year end. Despite the supply difficulty, natural gas prices began to weaken near the end of December and the weakness has continued into 2006 as mild winter weather persists throughout North America. This weather has helped to alleviate short-term supply concerns and uncertainty regarding adequacy of current natural gas inventory levels. However, we believe that the long-term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) continued tightness in supply that has resulted from increased demand and the decline in North
American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico, all of which have an impact on the delicate supply/demand balance that exists.

CRUDE OIL AND NGLS

                                        THREE MONTHS ENDED                         YEAR ENDED
                                            DECEMBER 31                            DECEMBER 31
($/BBL)                                2005          2004        % CHANGE      2005         2004      % CHANGE
--------------------------------------------------------------------------------------------------------------
Realized crude oil prices
     Excluding hedging                $ 61.11       $ 47.27          29%      $ 61.02      $ 47.62       28%
     Including hedging                $ 60.37       $ 47.27          28%      $ 59.20      $ 47.62       24%

Realized NGLs prices
     Excluding hedging                $ 55.42       $ 45.88          21%      $ 49.54      $ 41.91       18%

Realized crude oil and NGLs prices
     Excluding hedging                $ 60.14       $ 47.05          28%      $ 59.10      $ 46.58       27%
     Including hedging                $ 59.53       $ 47.05          27%      $ 57.58      $ 46.58       24%

WTI ($US/bbl)                         $ 60.04       $ 48.28          24%      $ 56.61      $ 41.43       37%
$US/$Cdn exchange rate                $  0.85       $  0.82          4%       $  0.83      $  0.77       8%

                       Advantage Energy Income Fund - 4

Realized crude oil and NGLs prices, excluding hedging, increased 28% for the three months and 27% for the year ended December 31, 2005, as compared to the same periods of 2004. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and $US/$Canadian exchange rates. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced whereby WTI has increased 24% for the three months and 37% for the year ended December 31, 2005, compared to 2004. Many developments during the quarter and year have resulted in this price increase, including significant geopolitical issues and Hurricanes Katrina and Rita, which pushed WTI in relative terms to record levels not experienced in over two decades. Production levels have been slower to recover from the devastation of hurricane season than anticipated with considerable production still shut-in at year end. Additional concerns have also been raised regarding the lack of growth of North American refining capacity and the continued strength of global demand. These key issues persist and will continue to impact overall commodity prices. With the current high price levels, it is notable that demand has remained considerably resilient and the economy does not appear to be adversely impacted. We believe that the pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel,
(ii) ongoing civil unrest in the Middle East, Venezuela and Nigeria, (iii) increased world wide demand, particularly in China and India and (iv) North American refinery capacity constraints. Partially offsetting the strength of WTI oil prices has been the strength of the Canadian dollar relative to the U.S. dollar.

COMMODITY PRICE RISK

The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and therefore on the cash distributions to holders of Advantage Trust Units. In the past, Advantage has entered into short term hedging agreements which has had the effect of limiting downside risk associated with changes in commodity prices while foregoing the benefits of price increases. As a practice in the future, Advantage may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges related only to specific acquisition or project economics. These commodity hedging activities could expose Advantage to losses or gains. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.

The Fund entered several such financial instruments for both natural gas and crude oil in early 2005 for the period from April to October 2005. Advantage's natural gas hedging program resulted in losses of $10.1 million during 2005 or $0.35/mcf compared to hedging losses of $9.7 million or $0.35/mcf for 2004. The slight increase in the hedging losses has been primarily due to the stronger natural gas prices as compared to 2004, relative to the hedging contract prices. The Fund's natural gas contracts on 56.9 mmcf/d expired at the end of October 2005.

Advantage's crude oil hedging program resulted in losses of $3.9 million or $1.82/bbl during 2005. Advantage did not have any crude oil hedges in place for the same period of 2004. The Fund's oil hedge contracts for 3,500 bbls/d expired at the end of September and October 2005.

ROYALTIES

                                                     THREE MONTHS ENDED                       YEAR ENDED
                                                         DECEMBER 31                          DECEMBER 31
                                                     2005          2004     % CHANGE      2005         2004     % CHANGE
------------------------------------------------------------------------------------------------------------------------
Royalties, net of Alberta Royalty Credit ($000)    $  23,281    $  15,587       49%    $ 74,290     $   47,828     55%
   per boe                                         $   13.18    $    8.12       62%    $  10.11     $     7.71     31%
As a percentage of revenue,
   excluding hedging                                   19.8%        19.2%      0.6%       19.0%          19.0%      -

Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties are shown net of Alberta Royalty Credit which is a royalty rebate provided by the Alberta government to certain producers. Royalties have increased in total and on a boe basis as compared to 2004 as both production and commodity prices have increased substantially. However, royalties as a percentage of revenue, excluding hedging, has remained relatively consistent for the comparable periods.


                       Advantage Energy Income Fund - 5

OPERATING COSTS

                                        THREE MONTHS ENDED                           YEAR ENDED
                                            DECEMBER 31                              DECEMBER 31
                                        2005          2004       % CHANGE        2005         2004       % CHANGE
-----------------------------------------------------------------------------------------------------------------
Operating costs ($000)                $ 17,381     $  13,085         33%      $ 57,941     $   38,808      49%
   per boe                            $   9.84     $    6.81         44%      $   7.89     $     6.26      26%

Operating costs have increased 33% for the three months and 49% for the year ended December 31, 2005, as compared to 2004 primarily due to costs associated with properties acquired from Anadarko and Defiant during the end of 2004. Operating costs per boe have increased 44% for the three months and 26% for the year ended December 31, 2005. Operating costs have steadily increased over the last year due to higher average operating costs for Anadarko properties and significantly higher power and field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity. Management of operating costs will be a persistent challenge as the commodity price environment places additional strain on current available support and service resources.

GENERAL AND ADMINISTRATIVE

                                             THREE MONTHS ENDED                          YEAR ENDED
                                                 DECEMBER 31                             DECEMBER 31
                                             2005          2004     % CHANGE         2005         2004      % CHANGE
--------------------------------------------------------------------------------------------------------------------
General and administrative expense ($000)  $  1,521     $   1,329       14%       $  5,452     $    3,871      41%
   per boe                                 $   0.86     $    0.69       25%       $   0.74     $     0.62      19%

Employees at December 31                                                                80             77      4%

General and administrative ("G&A") expense has increased 14% for the three months and 41% for the year ended December 31, 2005, as compared to 2004. G&A per boe for the three months increased 25% and for the year ended December 31, 2005 increased 19%. G&A expense has increased overall due to an increase in staff levels that resulted from growth of the Fund. This is apparent given that G&A on a boe basis for 2005 increased at much less than total G&A. The current staff complement has Advantage well positioned to continue the present growth strategy and to seize future opportunities.

MANAGEMENT FEES AND PERFORMANCE INCENTIVE

                                             THREE MONTHS ENDED                          YEAR ENDED
                                                 DECEMBER 31                             DECEMBER 31
                                             2005          2004     % CHANGE         2005         2004      % CHANGE
--------------------------------------------------------------------------------------------------------------------
Management fee ($000)                      $  1,043     $     721       45%       $  3,665     $    2,323      58%
   per boe                                 $   0.59     $    0.38       55%       $   0.50     $     0.37      35%

Performance incentive ($000)               $ 10,544     $   7,411       42%       $ 10,544     $   21,632     (51)%

The Manager receives a management fee and a performance incentive fee as compensation pursuant to a Management Agreement approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees increased 45% for the three months and 58% for the year ended December 31, 2005, as compared to the same periods of 2004. Management fees per boe have increased 55% for the three months and 35% for the year ended December 31, 2005. The increase in total management fees and management fees per boe is primarily due to the considerable increase in revenue as a result of higher production and commodity prices.

The Manager of the Fund is entitled to earn an annual performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of the year by dividing the year-over-year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management Agreement. The 2005 opening and closing Unit prices were $21.71 and $22.19, respectively (2004 opening and closing Unit prices were $17.83 and $21.71, respectively). Cash distributions for the year amounted to $3.12 per Trust Unit (2004 cash distributions were $2.82 per Trust Unit). Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive fee. For the year ending December 31, 2005, the total return of the Fund was 17% as compared to 38% in 2004 which resulted in a lower performance incentive fee payable


                       Advantage Energy Income Fund - 6
at year end of $10.5 million compared to the prior year's fee of $21.6 million. The Management Agreement provides an option to the Manager to receive the performance incentive fee in equivalent Trust Units. The Manager exercised the option and on January 20, 2006, the Fund issued 475,263 Advantage Trust Units, at the closing Unit price of $22.19, to satisfy the performance fee obligation. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities nor is there any form of stock option or bonus plan for the Manager or the employees of Advantage outside of the management and performance fees. The management fees and performance fees are shared amongst all management and employees of the Fund.

INTEREST

                                              THREE MONTHS ENDED                            YEAR ENDED
                                                  DECEMBER 31                               DECEMBER 31
                                              2005          2004       % CHANGE         2005         2004      % CHANGE
-----------------------------------------------------------------------------------------------------------------------
Interest expense ($000)                    $    2,865    $   2,085        37%        $  10,275    $    6,407       60%
   per boe                                 $     1.62    $    1.09        49%        $    1.40    $     1.03       36%
Average effective interest rate                  4.4%         3.9%       0.5%             4.3%          4.0%      0.3%
Bank indebtedness at December 31 ($000)                                              $ 252,476    $  267,054      (5)%

Interest expense has increased 37% for the three months and 60% for the year ended December 31, 2005, as compared to 2004. Interest expense per boe has increased 49% for the three months and 36% for the year ended December 31, 2005. The increase in interest expense is primarily attributable to a higher average debt level associated with the growth of the Fund. The increased debt has been used to finance continued development activities and pursuit of expansion opportunities. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 4.4% for the three months ended December 31, 2005. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

INTEREST AND ACCRETION ON CONVERTIBLE DEBENTURES

                                              THREE MONTHS ENDED                            YEAR ENDED
                                                  DECEMBER 31                               DECEMBER 31
                                              2005          2004       % CHANGE         2005         2004      % CHANGE
-----------------------------------------------------------------------------------------------------------------------
Interest on convertible debentures ($000)  $    2,727    $    3,155      (14)%       $  11,210    $    8,701      29%
   per boe                                 $     1.54    $     1.64      (6)%        $    1.53    $     1.40      9%
Accretion on convertible debentures ($000) $      532    $      617      (14)%       $   2,182    $    1,724      27%
   per boe                                 $     0.30    $     0.32      (6)%        $    0.30    $     0.28      7%
Convertible debentures maturity
   value at December 31 ($000)                                                       $ 135,111    $  148,450     (9)%

Interest expense and accretion on convertible debentures has decreased 14% for the three months ended December 31, 2005 as compared to the same period of 2004. This decrease has been due to the continual exchange of convertible debentures to Trust Units that will pay distributions rather than interest. The convertible debentures outstanding at year end have decreased 9% from the prior year. For the year ended December 31, 2005, interest expense and accretion on convertible debentures has increased 29% and 27%, respectively. These increases are due to the issuance of $50 million 7.75% and $75 million 7.5% convertible debentures in September 2004 to partially finance the Anadarko asset acquisition. This resulted in a higher average outstanding debenture balance during 2005 than the prior year. The increased interest from the additional debentures is partially offset by a general reduction in interest expense related to the other outstanding debenture balances which converted during the period. Interest and accretion will continue to decrease in the future as debentures are continually converted to Trust Units.


                       Advantage Energy Income Fund - 7

CASH NETBACKS

                                                  THREE MONTHS ENDED                     THREE MONTHS ENDED
                                                   DECEMBER 31, 2005                      DECEMBER 31, 2004
                                                $000            $ PER BOE              $000            $ PER BOE
-----------------------------------------------------------------------------------------------------------------
Revenue                                    $   117,319         $   66.40           $    81,036         $  42.20
Hedging                                         (7,147)            (4.05)               (4,294)            (2.24)
Royalties                                      (23,281)           (13.18)              (15,587)           (8.12)
Operating costs                                (17,381)            (9.84)              (13,085)           (6.81)
-----------------------------------------------------------------------------------------------------------------
OPERATING                                  $    69,510         $   39.33           $    48,070         $  25.03
General and administrative                      (1,521)            (0.86)               (1,329)           (0.69)
Management fees                                 (1,043)            (0.59)                 (721)           (0.38)
Performance incentive                                -              -                   (5,062)           (2.64)
Interest                                        (2,865)            (1.62)               (2,085)           (1.09)
Interest on convertible debentures              (2,727)            (1.54)               (3,155)           (1.64)
Taxes                                             (448)            (0.25)                 (907)           (0.47)
-----------------------------------------------------------------------------------------------------------------
FUNDS FROM OPERATIONS                      $    60,906         $   34.47           $    34,811         $  18.12
-----------------------------------------------------------------------------------------------------------------


                                                      YEAR ENDED                             YEAR ENDED
                                                   DECEMBER 31, 2005                      DECEMBER 31, 2004
                                                $000            $ PER BOE              $000            $ PER BOE
-----------------------------------------------------------------------------------------------------------------
Revenue                                    $   390,541         $   53.17           $   251,192         $  40.49
Hedging                                        (13,969)            (1.90)               (9,711)           (1.57)
Royalties                                      (74,290)           (10.11)              (47,828)           (7.71)
Operating costs                                (57,941)            (7.89)              (38,808)           (6.26)
-----------------------------------------------------------------------------------------------------------------
OPERATING                                  $   244,341         $   33.27           $   154,845         $  24.95
General and administrative                      (5,452)            (0.74)               (3,871)           (0.62)
Management fees                                 (3,665)            (0.50)               (2,323)           (0.37)
Performance incentive                                -              -                   (5,062)           (0.82)
Interest                                       (10,275)            (1.40)               (6,407)           (1.03)
Interest on convertible debentures             (11,210)            (1.53)               (8,701)           (1.40)
Taxes                                           (2,198)            (0.30)               (2,003)           (0.32)
-----------------------------------------------------------------------------------------------------------------
FUNDS FROM OPERATIONS                      $   211,541         $   28.80           $   126,478         $  20.39
-----------------------------------------------------------------------------------------------------------------

Funds from operations of Advantage for the year ended December 31, 2005 increased to $211.5 million from $126.5 million in the prior year. This increase has resulted in a higher cash netback per boe of $28.80, an increase of 41% as compared to the $20.39 per boe realized during 2004. The significant contributing factor to the improved cash netback has been the substantial increase in crude oil and natural gas commodity prices that has boosted revenues 31% to $53.17 per boe, as compared to the prior years $40.49 per boe. However, the positive impact on revenues from commodity prices has been partially offset by higher cash expenses. The more noteworthy negative impacts include hedging losses, royalties and operating costs. The Fund had implemented a commodity price hedging program for the period from April to October 2005 to provide stability to cash distributions for Unitholders. Due to soaring commodity prices for 2005, losses of $14.0 million were experienced. The hedging program ended October 31, 2005 and the Fund is currently unhedged. Royalties increased as a direct result of the higher commodity price environment, as would be expected. Advantage pays royalties to the owners of mineral rights from which we have leases and we anticipate the royalty rate as a percentage of revenues to remain relatively consistent with past experience. Operating costs per boe for the year ended December 31, 2005 were $7.89 per boe, an increase of 26% from the $6.26 experienced in 2004. Operating costs have steadily increased over the past year due to significantly higher power and field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity. Management of operating costs will be a persistent challenge as the commodity price environment places


                       Advantage Energy Income Fund - 8
additional strain on current available support and service resources. The annual performance incentive fee is not normally considered a cash expenditure as it is settled through the distribution of Trust Units to the Manager. However, in 2004 the annual performance incentive fee did impact funds from operations and the cash netback to the extent that $5.1 million of the amount was settled in cash to pay income taxes of the Manager.

DEPLETION, DEPRECIATION AND ACCRETION

                                             THREE MONTHS ENDED                       YEAR ENDED
                                                 DECEMBER 31                          DECEMBER 31
                                             2005          2004     % CHANGE      2005       2004      % CHANGE
---------------------------------------------------------------------------------------------------------------
Depletion, depreciation & accretion ($000) $  32,581    $  34,142       (5)%    $135,096   $  99,277       36%
   per boe                                 $   18.44    $   17.78        4%     $  18.39   $   16.00       15%

Depletion and depreciation of property and equipment is provided on the "unit-of-production" method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision has decreased 5% for the three months ended December 31, 2005 due to the 8% reduction of daily production volumes partially offset by the 4% increase in DD&A rate per boe. The DD&A annual provision was 36% higher as compared to the same period of 2004 as a result of the 19% increased production volumes and a 15% higher per boe rate. The increased DD&A rate is representative of industry challenges attributable to necessary capital spending activity and resulting proved reserve additions. It is common for a company to incur considerable capital spending but not to realize the associated proved reserve additions until subsequent years when there has been adequate production history. This is a particular difficulty for any company that is an active developer, such as Advantage. Furthermore, due to the intense industry competition created by the continued high commodity price environment, there has been continued pressure placed on general capital spending. These factors will persistently challenge the energy sector and increase related DD&A rates.


TAXES

Current taxes paid or payable for the year ended December 31, 2005 amounted to $2.2 million, compared to $2.0 million expensed in 2004. Current taxes primarily represents Federal large corporations tax and Saskatchewan resource surcharge. Federal large corporations tax is based on debt and equity levels of the Fund at the end of the year and have increased due to Advantage's growth. As a result of present legislation, large corporations taxes are to be gradually eliminated over the next several years. Saskatchewan resource surcharge is based on the level of activity within the province of
Saskatchewan. Given that the Fund has an increased presence in Saskatchewan due to the Anadarko asset acquisition in September 2004, these taxes have increased.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the three months ended December 31, 2005, the Fund recognized an income tax reduction of $1.1 million compared to a $0.2 million expense for 2004. The future income tax reduction for the year ended December 31, 2005 was $11.4 million compared to $16.4 million for the similar period ended December 31, 2004.

In the Fund's structure, payments are made between the operating company and the Fund transferring income tax obligations to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company or the Fund in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at December 31, 2005, the operating company had a future income tax liability balance of $99.0 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. Accounting standards further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of finalizing the tax pools related to the Defiant acquisition which closed on December 21, 2004, the originally recorded future tax liability of $51.5 million was reduced to $49.6 million.


NON-CONTROLLING INTEREST

Non-controlling interest expense for the year ended December 31, 2005 was $0.2 million. Non-controlling interest expense represents the net income attributable to Exchangeable Share ownership interests. The non-controlling interest was created when Advantage Oil & Gas Ltd. ("AOG"), a subsidiary of the Fund, issued Exchangeable Shares as partial consideration for the acquisition of Defiant that occurred at the end of 2004. The Exchangeable Shares and Trust Units are considered economically equivalent since all shares must be exchanged for either Trust Units or cash over time, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. At December 31, 2005, only 104,672 Exchangeable Shares were outstanding and non-controlling interest expense will therefore continue to be insignificant.


                       Advantage Energy Income Fund - 9

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

                                                        PAYMENTS DUE BY PERIOD                    2011 &
($ MILLIONS)                         TOTAL     2006       2007      2008      2009      2010   THEREAFTER
---------------------------------------------------------------------------------------------------------
Building lease                      $   3.4    $   1.4   $   1.4    $  0.6         -       -           -
Capital lease                       $   1.8    $   0.4   $   1.4       -           -       -           -
Pipeline/transportation             $   3.1    $   2.4   $   0.6    $  0.1         -       -           -
Convertible debentures(1)           $ 135.1          -   $   2.5    $  7.6    $ 75.3       -      $ 49.7
---------------------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL OBLIGATIONS       $ 143.4    $   4.2   $   5.9    $  8.3    $ 75.3       -      $ 49.7
---------------------------------------------------------------------------------------------------------
(1)  As at December 31, 2005,  Advantage had $135.1 million convertible  debentures  outstanding.  Each series of convertible debentures are convertible to Trust Units based on an established conversion price.  The Fund expects that the  obligations  related to convertible  debentures will be settled through the issuance of Trust Units.

LIQUIDITY AND CAPITAL RESOURCES

The following table is a summary of the Fund's capitalization structure.

($000, EXCEPT AS OTHERWISE INDICATED)                        DECEMBER 31, 2005
------------------------------------------------------------------------------
Bank indebtedness (long-term)                                  $     252,476
Working capital deficit (1)                                           31,612
------------------------------------------------------------------------------
Net debt                                                       $     284,088
------------------------------------------------------------------------------
Trust Units outstanding (000) (2)                                     57,969
Trust Unit closing market price ($/Trust Unit)                 $       22.43
------------------------------------------------------------------------------
Market value                                                   $   1,300,245
------------------------------------------------------------------------------
Capital lease obligation (long-term)                           $       1,346
Convertible debentures (maturity value)                              135,111
------------------------------------------------------------------------------
TOTAL CAPITALIZATION                                           $   1,720,790
------------------------------------------------------------------------------
(1) Working capital deficit includes $10.5 million related to the annual performance incentive fee which was settled in early 2006 through the issuance of Trust Units.

(2) Trust Units outstanding includes Trust Units issuable for the outstanding Exchangeable Shares at the applicable exchange ratio.


UNITHOLDERS' EQUITY, EXCHANGEABLE SHARES AND CONVERTIBLE DEBENTURES

Advantage has utilized a combination of Trust Units, Exchangeable Shares, convertible debentures and bank debt to finance acquisitions and development activities.

As at December 31, 2005 the Fund had 57.8 million Trust Units outstanding. On January 19, 2005, Advantage issued 763,371 Trust Units to satisfy $16.6 million of the performance incentive fee obligation related to the 2004 year. On February 9, 2005, Advantage issued 5,250,000 Trust Units at $21.65 per Trust Unit for gross proceeds of $113.7 million, $107.6 million net of related issuance costs. The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes. As at March 7, 2006, Advantage had 59.4 million Trust Units issued and outstanding.

As partial consideration for the acquisition of Defiant which closed on December 21, 2004, AOG issued 1,450,030 Exchangeable Shares. Each Exchangeable Share issued is exchangeable for Advantage Trust Units at any time on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.16949 at December 31, 2005 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five-day weighted average unit price preceding the record date. As of December 31, 2005, a total of 1,345,358 Exchangeable


                       Advantage Energy Income Fund - 10

Shares have been exchanged for 1,374,300 Trust Units resulting in 104,672 Exchangeable Shares outstanding at year end. As at March 7, 2006, 83,398 Exchangeable Shares are outstanding that are exchangeable for the issuance of 99,656 Trust Units based on the exchange ratio of 1.19495.

As at December 31, 2005, the Fund had $135.1 million convertible debentures outstanding that were convertible to 6.8 million Trust Units based on the applicable conversion prices. During the year ended December 31, 2005, $13.3 million convertible debentures were exchanged for the issuance of 0.8 million Trust Units. As at March 7, 2006, $114.4 million convertible debentures were outstanding that are convertible to 5.8 million Trust Units.


INCLUSION IN S&P/TSX COMPOSITE INDEX AND NYSE LISTING

On October 11, 2005, Standard & Poor's confirmed that it was proceeding with including income trusts in the S&P/TSX Composite Index. On December 19, 2005, specific income trusts were included in the S&P/TSX Composite Index at a 50% weighting with full inclusion expected to occur on March 20, 2006. We are pleased that Advantage was selected as one of the trusts added to the Index. The addition of income trusts to the Index is positive and we expect the move to result in a broader investment base for the trust sector which will increase liquidity and improve market efficiency.

On December 9, 2005, Advantage Trust Units began trading on the New York Stock Exchange ("NYSE") under the symbol "AAV". Trading on the NYSE will result in improved liquidity for all Unitholders, greater access to the U.S. capital markets, and improved cost of capital for future acquisitions.


BANK INDEBTEDNESS, CREDIT FACILITY AND OTHER OBLIGATIONS

At December 31, 2005, Advantage had bank indebtedness outstanding of $252.5 million. The Fund has a credit facility agreement with a syndicate of four Canadian chartered banks. The $355 million facility, consisting of a $345 million extendible revolving loan facility and a $10 million operating loan facility and is due for renewal in May 2006 at the option of the syndicate. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. Given amendments made in 2005 to the repayment terms, the debt has been reclassified as a long-term liability on the consolidated balance sheet.

At December 31, 2005, Advantage had a working capital deficiency of $31.6 million. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals. Working capital varies primarily due to the timing of such items and the current level of business activity. Advantage has no unusual working capital requirements. We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility that is meant to assist with the timing of cash flows. As at December 31, 2005, accounts payable and accrued liabilities included $10.5 million related to the annual performance incentive fee which was settled in early 2006 through the issuance of Trust Units, at the option of the Manager.

Advantage generally does not make use of capital leases to finance development expenditures. However, Advantage currently has one capital lease outstanding at December 31, 2005 for $1.7 million that was assumed from a prior corporate acquisition. In May 2005, we repaid two capital leases for $6.8 million that were assumed by Advantage on the acquisition of Defiant in December 2004.


                       Advantage Energy Income Fund - 11

CAPITAL EXPENDITURES
                                                       THREE MONTHS ENDED                    YEAR ENDED
                                                           DECEMBER 31                       DECEMBER 31
($000)                                               2005              2004            2005              2004
------------------------------------------------------------------------------------------------------------------
Land and seismic                                 $      609       $       956        $    3,860       $     3,034
Drilling, completions and workovers                  24,293            14,411            77,794            68,327
Well equipping and facilities                         2,758            13,187            20,322            35,655
Other                                                   300               629             1,253               877
------------------------------------------------------------------------------------------------------------------
                                                 $   27,960       $    29,183        $  103,229       $   107,893
Acquisition of Anadarko properties                        -             2,815                 -           179,115
Acquisition of Defiant Energy Corporation (1)            98           200,291                98           200,291
Property acquisitions                                    (3)            1,530               210             1,530
Property dispositions                                    76            (5,748)           (3,379)           (6,539)
------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURES                       $   28,131       $   228,071        $  100,158       $   482,290
------------------------------------------------------------------------------------------------------------------
(1) Represents consideration of $143.1 million plus net debt assumed of $57.3 million.

Advantage's growth strategy has been to concentrate in areas where we have large land positions where the drilling opportunities are shallow to medium depth with year round access. We focus on areas where past activity has yielded long-life reserves with high cash netbacks. Our preference is to operate a high percentage of our properties such that we can maintain control of operations and cash flows.

For the three month period ended December 31, 2005, the Fund spent $28.1 million on capital expenditures. Approximately $24.3 million was expended on drilling and completion operations where the Fund drilled a total of 13.9 net (28 gross) wells. Capital expenditures for the year ended December 31, 2005 amounted to $100.2 million. Drilling and completion expenditures totaled $77.8 million resulting in the drilling of 53.6 net (102 gross) wells. Advantage's Nevis property experienced the greatest activity with capital spending of $36.8 million on drilling and corresponding facilities resulting in the completion of 16.5 net (17 gross) wells. The Fund also pursued a number of other opportunities and drilled multiple wells with high working interests in Chain, Bantry, Sweetgrass, Retlaw and Provost.

The following table summarizes the various funding requirements during the year ended December 31, 2005 and the sources of funding to meet those requirements.

SOURCES AND USES OF FUNDS

                                                                YEAR ENDED
($000)                                                       DECEMBER 31, 2005
-------------------------------------------------------------------------------
SOURCES OF FUNDS
        Funds from operations                                    $  211,541
        Units issued, net of costs                                  107,616
        Property dispositions                                         3,379

-------------------------------------------------------------------------------
                                                                 $  322,536
-------------------------------------------------------------------------------
USES OF FUNDS
        Capital expenditures                                     $  103,229
        Asset retirement expenditures                                 2,025
        Purchase adjustment of Defiant Energy acquisition                98
        Property acquisitions                                           210
        Distributions paid to Unitholders                           175,323
        Decrease in bank debt                                        14,578
        Reduction of capital lease obligations                        7,687
        Increase in working capital                                  19,386

-------------------------------------------------------------------------------
                                                                 $  322,536
-------------------------------------------------------------------------------


                       Advantage Energy Income Fund - 12

ANNUAL FINANCIAL INFORMATION

The following is a summary of selected financial information of the Fund for the periods indicated.

                                                                           YEAR ENDED         YEAR ENDED          YEAR ENDED
                                                                          DEC. 31, 2005      DEC. 31, 2004       DEC. 31, 2003
------------------------------------------------------------------------------------------------------------------------------
Total revenue (before royalties) ($000)                                  $    376,572        $   241,481         $  166,075
Net income ($000) (1)                                                    $     75,072        $    24,038         $   38,503
     Per Trust Unit  - Basic                                             $       1.33        $      0.59         $     1.26
                     - Diluted                                           $       1.32        $      0.58         $     1.26
Total assets ($000)                                                      $  1,012,847        $ 1,033,251         $  581,889
Long term financial liabilities ($000) (2)                               $    379,903        $   144,039         $   93,415
Cash distributions per Trust Unit                                        $       3.12        $      2.82         $     2.71

(1)  Net income for 2003 and 2004 has been restated to reflect changes in accounting policies as disclosed in note 2 to the
     Consolidated Financial Statements.

(2)  Given  amendments  made in 2005 to the credit  facility  repayment  terms,  the bank  indebtedness  is classified as a long-term  liability while in 2003 and 2004 bank  indebtedness was shown as a current  liability.  Long term financial liabilities also exclude asset retirement obligations and future income taxes.

QUARTERLY PERFORMANCE

                                                             2005                                        2004
($000, EXCEPT AS OTHERWISE INDICATED)         Q4         Q3         Q2         Q1        Q4         Q3         Q2         Q1
-------------------------------------------------------------------------------------------------------------------------------
Daily production
     Natural gas (mcf/d)                    72,587     75,994     79,492     86,350     84,336     75,425     73,283     75,649
     Crude oil and NGLs (bbls/d)             7,106      7,340      6,772      6,892      6,815      3,550      3,106      2,841
     Total (boe/d)                          19,204     20,006     20,021     21,284     20,871     16,121     15,320     15,449
Average prices
     Natural gas ($/mcf)
        Excluding hedging                $   11.68   $   8.25   $   7.27   $   6.52   $   6.64   $   6.11   $   6.65   $   6.28
        Including hedging                $   10.67   $   7.79   $   7.30   $   6.47   $   6.09   $   5.76   $   6.20   $   6.28
        AECO monthly                     $   11.68   $   8.15   $   7.39   $   6.70   $   7.09   $   6.62   $   6.81   $   6.60
     Crude oil and NGLs ($/bbl)
        Excluding hedging                $   60.14   $  66.00   $  56.57   $  53.02   $  47.05   $  51.20   $  45.36   $  40.93
        Including hedging                $   59.53   $  61.10   $  56.24   $  53.02   $  47.05   $  51.20   $  45.36   $  40.93
        WTI (US$/bbl)                    $   60.04   $  63.17   $  53.13   $  49.90   $  48.28   $  43.88   $  38.31   $  35.15
Total revenues (before royalties)        $ 110,172   $ 95,715   $ 87,476   $ 83,209   $ 76,742   $ 56,722   $ 54,181   $ 53,836
Net income (1)                           $  25,846   $ 18,674   $ 26,537   $  4,015   $  4,855   $  4,965   $  9,770   $  4,448
   per Trust Unit - basic and diluted(1) $    0.45   $   0.33   $   0.46   $   0.07   $   0.11   $   0.12   $   0.25   $   0.12
Funds from operations                    $  60,906   $ 55,575   $ 49,705   $ 45,355   $ 34,811   $ 31,074   $ 30,693   $ 29,900
Cash distributions declared              $  43,265   $ 43,069   $ 44,693   $ 46,339   $ 35,208   $ 28,730   $ 27,450   $ 26,267
Payout ratio (%)                               71%        77%        90%       102%       101%        92%        89%        88%

(1)  Net income and net income per Trust Unit in 2004 has been restated to reflect changes in accounting policies as disclosed in note 2 to the Consolidated Financial Statements.

The table above highlights the Fund's performance for the fourth quarter of 2005 and also for the preceding seven quarters. Advantage's net income and funds from operations have improved over the last several quarters primarily due to increased revenues. Significant increases in total revenues occurred in the fourth quarter of 2004 through the fourth quarter of 2005 due to both production and commodity price increases. Advantage completed the acquisition of assets from Anadarko on September 15, 2004 and the acquisition of Defiant on December 21, 2004. These two acquisitions resulted in an increase of daily


                       Advantage Energy Income Fund - 13
production volumes for the fourth quarter of 2004 and the first quarter of 2005. Production levels subsequently decreased due to both natural declines and high initial production declines that are normally experienced with new production. However, as the areas mature, per well production levels will stabilize with lower rates of decline. Additional production challenges encountered by Advantage through 2005, as well as the entire sector, has included delays in production additions due to extremely wet field conditions, plant turnarounds, maintenance programs, services availability and drilling and service rig availability.


CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition. Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of property and equipment, the provision for asset retirement costs and related accretion expense, and impairment calculations for property and equipment and goodwill. The reserve estimates are also used to assess the borrowing base for the Fund's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Fund.


FINANCIAL REPORTING UPDATE

During 2005 there were several changes to financial reporting requirements. The changes impacting Advantage are noted below.

FINANCIAL INSTRUMENTS - PRESENTATION AND DISCLOSURE

Effective January 1, 2005, the Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments - Presentation and Disclosure" as issued by the CICA. The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity.
Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities. Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the "effective interest" method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statements of Income.


EXCHANGEABLE SHARES

In March 2005, the CICA's Emerging Issues Committee amended EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The EIC specifies the required criteria to present exchangeable shares as a component of Unitholders' equity. Exchangeable shares that do not meet both criteria are classified as either debt or non-controlling interest depending on the nature of the instrument. Prior to the amendment, Exchangeable Shares of AOG were shown as a component of Unitholders' equity. However, the Exchangeable Shares do not meet the requirements of the amended standard given that the shares are transferable, although not publicly traded. Therefore, Exchangeable Shares are now classified as non-controlling interest, outside of Unitholders' equity. The Exchangeable Shares and Trust Units are considered economically equivalent since the exchange ratio is increased on each date that a distribution is paid on the Trust Units and all shares must be exchanged for either Trust Units or cash, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. As a consequence of presenting Exchangeable Shares as non-controlling interest, a corresponding expense is recorded that reflects the earnings attributable to the non-controlling interest. When Exchangeable Shares are converted to Trust Units, the carrying value of non-controlling interest on the balance sheet is reclassified to Unitholders' capital. The


                       Advantage Energy Income Fund - 14

Fund retroactively implemented the revised standard but there was no income impact on periods prior to 2005 given that the Exchangeable Shares were issued at the end of 2004.

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

In April 2005, a series of new accounting standards were released which established guidance for the recognition and measurement of financial instruments. These new standards includes Section 1530 "Comprehensive Income",
Section 3855  "Financial  Instruments --  Recognition  and  Measurement",  and
Section  3865  "Hedges".  The new  standards  also  resulted  in a  number  of significant consequential amendments to other accounting standards to accommodate the new sections. The standards require all applicable financial instruments to be classified into one of several categories including: financial assets and financial liabilities held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. The financial instruments are then included on a company's balance sheet and measured at fair value, cost or amortized value, depending on the classification. Subsequent measurement and recognition of changes in value of the financial instruments also depends on the initial classification. These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006 and must be implemented simultaneously. Advantage has not yet assessed the full impact, if any, of these standards on the consolidated financial statements. However, the Fund anticipates adoption of the new standards on January 1, 2007.

CONTROLS AND PROCEDURES

The Fund has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Fund is committed to providing timely, accurate and balanced disclosure of all material information about the Fund. Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The President and Chief Executive Officer and Vice-President Finance and Chief Financial Officer, individually, sign certifications that the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operation, and cash flows as of the dates and for the periods presented in the annual filings. The certifications further acknowledge that the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings. During 2005, there were no significant changes that would materially affect, or is reasonably likely to materially affect, the internal controls over financial reporting.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Management of Advantage, including our President and Chief Executive Officer and Vice-President and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as of December 31, 2005. Based on that evaluation, Management has concluded that the disclosure controls and procedures are effective as of the end of the period, in all material respects.

BUSINESS PROCESS PROJECT AND SARBANES-OXLEY

In 2002, the United States Congress enacted the Sarbanes-Oxley Act ("SOX") that applies to all companies registered with the Securities and Exchange Commission. Section 404 of the Act requires that Management identify, document, assess and remediate internal controls and issue an opinion on the effectiveness of internal controls surrounding the financial reporting processes. The current deadline for Advantage to comply with the internal controls assessment is December 31, 2006. The Fund established a business process project with a team leader in May 2005 to ensure full compliance with SOX by the given deadline. The business process project will also ensure full compliance with any similar resulting Canadian regulations that will be enacted. A comprehensive project plan has been established with full support of Management and the Board of Directors. Regular updates on status of the project and developments are provided to the Fund's Audit Committee.

CORPORATE GOVERNANCE

Advantage Investment Management Ltd. has been retained by the Trustee of the Fund and by AOG to provide advisory and management services to the Fund and to AOG. The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $2 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the


                       Advantage Energy Income Fund - 15

Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions.

The Board of Directors consists of eight members, six of whom are unrelated to the Fund. The Independent Reserve Evaluation Committee has three members, all of whom are independent. The Human Resources, Compensation and Corporate Governance Committee and Audit Committee each have four members, all of whom are independent. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.

A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

OUTLOOK

Advantage's funds from operations in 2006 will continue to be impacted by the volatility of crude oil and natural gas prices and the $US/$Cdn exchange rate. Advantage will continue to distribute a significant portion of its cash flow in 2006 with the distribution level set by the Board of Directors of AOG dependent on the level of commodity prices and success of the Fund's drilling and development program and acquisition activities. In 2006, Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long term cash flow. The market for property acquisitions in 2006 will continue to be very competitive as a result of strong commodity prices, ease of access to capital for acquiring companies, and the increased demand for production that has resulted from the larger number of trusts in the market place. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in prior years. Advantage's Board of Directors approved a 2006 capital expenditures budget of $92 million which will include the drilling, completion and tie-in of 116 gross wells (96.2 net) and the recompletion of 56 gross wells (52.0 net). Approximately 56% of the budget will be directed towards ongoing development of the Fund's crude oil properties with the balance or 44% spent on natural gas projects. Drilling activities are planned for 15 separate project areas with the most significant being Nevis, Medicine Hat, Sunset and Sweetgrass, all in Alberta and Midale, Saskatchewan. Recompletion activities are planned primarily at Medicine Hat, Alberta and on properties in Southeast Saskatchewan. The natural gas projects include the expenditure of $10.6 million for drilling and facility construction related to 24.4 net coal bed methane wells ("CBM") on five separate project areas in central Alberta. Advantage's CBM program in 2006 will be directed primarily to the development of Horseshoe Canyon Coals.

The following table indicates our funds from operations sensitivity to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2006 based on production of 19,200 boe/d comprised of
72.4 mmcf/d of natural gas and 7,100 bbls/d of crude oil and NGLs. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

SENSITIVITIES                                                                    ANNUAL
                                                       ANNUAL             FUNDS FROM OPERATIONS
                                                FUNDS FROM OPERATIONS        PER TRUST UNIT
                                                       ($000)                ($/TRUST UNIT)
-----------------------------------------------------------------------------------------------
Natural gas
    AECO monthly price change of $0.25/mcf           $   5,200                  $   0.09
    Production change of 1,000 mcf/d                 $   1,800                  $   0.03
Crude oil and NGLs
    WTI price change of US$1.00/bbl                  $   2,100                  $   0.04
    Production change of 200 bbls/d                  $   3,100                  $   0.05
US$/Cdn$ exchange rate change of $0.01               $   3,400                  $   0.06
Interest rate change of 1%                           $   2,600                  $   0.04

ADDITIONAL INFORMATION

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Fund's website at www.advantageincome.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.


                       Advantage Energy Income Fund - 16